Exhibit 99.1

Alcon’s Treatment of Glaucoma and Ocular Hypertension, TRAVATANZ™ Solution, Approved in Japan

FORT WORTH, Texas – July 31, 2006 – Alcon, Inc. (NYSE: ACL) announced today that the Ministry of Health, Labor and Welfare in Japan has approved TRAVATANZ™ (travoprost ophthalmic solution) 0.004% for the treatment of glaucoma and ocular hypertension. TRAVATANZ™ solution is the first prostaglandin analogue that is free of benzalkonium chloride (BAC), a commonly used preservative in topical ocular medications. Research suggests that chronic use of ophthalmic solutions containing BAC could negatively affect the ocular surface. Because glaucoma and ocular hypertension are chronic ocular conditions requiring daily treatment, Alcon developed TRAVATANZ™ as a BAC-free version of its glaucoma therapy, TRAVATAN® solution. TRAVATANZ™ has the same enduring efficacy as original TRAVATAN® which is marketed around the world. TRAVATANZ™ was approved as TRAVATAN Z® in the United States in 2006.

“TRAVATANZ™ provides doctors with a new treatment option that may address an unmet need of many glaucoma patients, a prostaglandin analogue without benzalkonium chloride,” said Mr. Yoshiaki Kitazawa, M.D., Ph.D and director, Akasaka Kitazawa Eye Clinic.

“We are pleased that this approval will allow Alcon Japan to make a contribution to the treatment of glaucoma by providing an effective new therapy for patients suffering from this degenerative condition,” said Tom Dooley president and representative director of Alcon Japan. “Given Japan’s position as the world’s second largest glaucoma market, we anticipate that TRAVATANZ™ will be an important contributor to our future growth.”

About Glaucoma

Glaucoma, a group of diseases that can damage the eye’s optic nerve, is the second leading cause of blindness worldwide. The onset of glaucoma often occurs with no symptoms, but if it remains untreated, gradual loss of peripheral vision may ensue. When diagnosed early, glaucoma can be treated with medicines, laser trabeculoplasty, conventional surgery, or a combination of therapeutic options. While remaining vision may be preserved through treatment, there is currently no cure for glaucoma and lost vision cannot be restored.

About Alcon

Alcon, Inc. is the world's leading eye care company with sales of $4.9 billion in 2006. Alcon, which has been dedicated to the ophthalmic industry for more than 60 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. For more information on Alcon, Inc., visit the Company's Web site at www.alcon.com.

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Caution Concerning Forward-Looking Statements. This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules an regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:

Doug MacHatton (Alcon Investor Relations)

800-400-8599

doug.machatton@alconlabs.com

www.alconinc.com